                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             CT Communications, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   126426 40 2
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Michael R. Coltrane
    c/o CT Communications, Inc., 68 Cabarrus Avenue, East, Concord, NC 28025
    ------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 3, 2000(1)
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




-------------------------
(1) The Reporting Person initially reported the beneficial ownership of more than 5% of the securities reported herein on Schedule 13G on March 13, 2000.

                                  SCHEDULE 13D


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CUSIP No. 126426 40 2                                 Page 2 of 5 Pages
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
--------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        MICHAEL R. COLTRANE
        C/O CT COMMUNICATIONS, INC.
        68 CABARRUS AVENUE, EAST
        CONCORD, NC 28025

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
        N/A                                                                                           (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        PF, OO

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

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                       7    SOLE VOTING POWER
                            569,532

                       ---------------------------------------------------------------------------------------
         NUMBER OF     8    SHARED VOTING POWER
           SHARES            1,010,186
       BENEFICIALLY
         OWNED BY      ---------------------------------------------------------------------------------------
           EACH        9    SOLE DISPOSITIVE POWER
        REPORTING           569,532
          PERSON
           WITH        ---------------------------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            1,010,186

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,579,718

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.38%

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14      TYPE OF REPORTING PERSON*
        IN

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
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No. 126426 40 2                                 Page 3 of 5 Pages
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Item 1.        Security and Issuer

               This statement relates to the Common Stock of CT Communications, Inc., a North Carolina corporation (the "Company"), the principal executive offices of which are located at 68 Cabarrus Avenue, East, Concord, North Carolina 28025.

Item 2.        Identity and Background

               This statement is being filed by Michael R. Coltrane (the "Reporting Person"). The Reporting Person's principal occupation is President and Chief Executive Officer of the Company and his business address is c/o CT Communications, Inc., 68 Cabarrus Avenue, East, Concord, North Carolina 28025.

               During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The Reporting Person is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration

               The Reporting Person has acquired beneficial ownership of 642,656 shares of Common Stock over an extended period of time through open-market purchases with personal funds, restricted stock award grants by the Company, employee stock compensation programs of the Company, employee stock option grants by the Company, option exercises, inheritance and gift. In addition, the Reporting Person has become the beneficial owner of certain of these shares as a result of being the sole trustee of certain family trusts and the trustee and a beneficiary of grantor retained annuity trusts.

               The Reporting Person also acquired beneficial ownership of 937,062 shares of Common Stock owned directly by the Mariam C. Schramm Trust (the "Schramm Trust") when the Reporting Person became the co-trustee of the Schramm Trust effective March 3, 2000.

Item 4.        Purpose of Transaction

               The Reporting Person beneficially owns for investment purposes the shares of Common Stock over which he has the sole power to vote and/or dispose. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market or by gift, all or a portion of the Common Stock which he now owns or may hereafter acquire.

               The Reporting Person shares voting and dispositive power over 937,062 shares of Common Stock owned directly by the Schramm Trust, for which the Reporting Person acts as co-trustee. It is the current intention of the trustees of the Schramm Trust to sell from time to time the shares of Common Stock owned by the Schramm Trust or to distribute the shares to the beneficiaries of the Schramm Trust. The exact number of shares of Common Stock to be sold or distributed and the time of such sales or distributions will be dependent upon market conditions and other factors deemed relevant by the trustees of the Schramm Trust. The Reporting Person also shares voting and dispositive power over an additional 73,124 shares of Common Stock. These shares, which are held in grantor retained annuity trusts or owned by the Reporting Person's spouse, were acquired for investment purposes.

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CUSIP No. 126426 40 2                                 Page 4 of 5 Pages
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               The Reporting Person has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Company, a sale or transfer of any of the Company's assets, a change in the present Board of Directors or management of the Company, a change in the present capitalization or the dividend policy of the Company, any other material change in the Company's business or corporate structure, change in the Company's charter or bylaws or with respect to the delisting or deregistration of any of the Company's securities.

Item 5.        Interest in Securities of the Issuer

               (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,579,718 shares of Common Stock, which represents approximately 8.38% of the shares of Common Stock outstanding on February 16, 2001. The shares beneficially owned by the Reporting Person include 937,062 shares of Common Stock held by the Schramm Trust, for which the Reporting Person acts as co-trustee and, therefore, is deemed to share voting and dispositive power.

               (b) The number of shares of Common Stock as to which the Reporting Person has

                      (i)    sole power to vote or direct the vote is                 569,532(2)

                      (ii)   shared power to vote or direct the vote is              1,010,186

                      (iii)  sole power to dispose or direct the disposition is       569,532(2)

                      (iv)   shared power to dispose or direct the disposition is    1,010,186

               (c) On February 16, 2001, as part of the Company's employee stock compensation program, the Reporting Person acquired 2,294 shares of Common Stock at the price of $15.89 per share, 2,549 shares of Common Stock at the price of $14.30 per share and 1,405 shares of Common Stock at the price of $15.38 per share. In addition, the Reporting Person has acquired within the past sixty days the beneficial ownership of 21,487 shares of Common Stock pursuant to the vesting of outstanding stock options as part of the Company's employee stock option plan.

               (d) The Schramm Trust, as the direct owner of 937,062 shares of Common Stock, will receive any dividends from, or the proceeds from any sale of, such shares of Common Stock. The grantor retained annuity trusts and the Reporting Person's spouse will receive any dividends from, or the proceeds from any sale of, the shares of Common Stock directly owned by them.

               (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Not applicable.

Item 7.        Material to be Filed as Exhibits

               Not applicable.




------------------------
(2) Includes the Reporting Person's right to acquire 83,059 shares of Common Stock through the exercise of options granted by the Company pursuant to its employee stock option plan.

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CUSIP No. 126426 40 2                                 Page 5 of 5 Pages
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Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:          March 12, 2001


/s/ Michael R. Coltrane
-----------------------
Michael R. Coltrane